

WELCOME to the
2004 ANNUAL MEETING of
CAPITOL FEDERAL FINANCIAL

January 25, 2005
Topeka, KS



Strength
  Security
    Commitment to Community
      True Blue for Over 100 Years

WELCOME to the

2004 ANNUAL MEETING of

CAPITOL FEDERAL FINANCIAL

January 25, 2005
Topeka, KS

Board of Directors

B. B. Andersen

John B. Dicus, *President & CEO*

John C. Dicus, *Chairman*

Robert B. Maupin

Carl W. Quarnstrom

Jeffrey R. Thompson

Marilyn S. Ward

Capitol Federal Management

R. Joe Aleshire, *Executive Vice President*
Larry K. Brubaker, *Executive Vice President*
Morris J. Huey, II, *Executive Vice President*
Neil F. M. McKay, *Executive Vice President*
Kent G. Townsend, *Senior Vice President*
Mary R. Culver, *Corporate Secretary*
James D. Wempe, *VP - Investor Relations*



2004 ANNUAL MEETING of CAPITOL FEDERAL FINANCIAL

January 25, 2005

Topeka, KS

Safe Harbor Disclosure

Except for the historical information contained in this presentation, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this presentation. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

Transactions - Fiscal Year 2004

- Entered into Interest Rate Swaps,
- Issued $53.6 million of pooled Trust Preferred Securities,
- Refinanced $2.4 billion of FHLB advances.

Interest Rate Swaps

- The interest rate swap is an exchange of interest payments between two parties,
- In December 2003, $800 million of fixed rate advances at 6.16%,
- Converted to 1 month LIBOR with an average spread of 248 basis points,
- Fiscal year 2004 savings of $15.7 million.

Issued $56 million in Pooled Trust Preferred Securities

- In March 2004, CFFN issued debt securities,
- The proceeds of which are for general corporate and capital purposes, including the payment of dividends,
- Priced off 3 month LIBOR plus 275 basis points.

Refinanced FHLB Advances

- In July 2004, refinanced $2.40 billion fixed-rate advances into new fixed-rate, fixed-term advances,
- Prepayment penalty of $146.6 million, after tax,
- New $2.65 billion of advances were structured in a laddered portfolio with terms ranging from 6 to 72 months.

Refinanced FHLB Advances

- Average rate on the refinanced advances was 3.78% compared to 6.13% one year ago,
- Contributed $9.7 million to 4th quarter pre-tax earnings in FY 2004.

Fiscal Year 2004
At September 30th

(000's omitted)

Total Assets: $8,541,036

Total Stockholders' Equity: $832,414

Total Deposits: $4,127,472

Total Loans: $4,747,228

Financial Performance FY 2004

(000's omitted)

Net income (loss):	($106,275)
Prepayment penalty (net of tax):	$146,565
Adjusted net income:	$40,290
Diluted EPS based upon Adjusted net income:	.55[1]

[1] The 2004 earnings per share are not presented in accordance with GAAP, they exclude the one-time after tax charge for the FHLB refinance.

Financial Performance FY 2004

ROAA:	0.48% [1]
ROAE:	4.16% [1]
Efficiency Ratio:	52.35% [1]
Operating Expense Ratio:	0.86% [1]
Non-performing Assets to	
Total Assets Ratio	0.12%
Capital Ratio	9.75%

[1] The 2004 financial ratios are not presented in accordance with GAAP, they exclude the one-time after tax charge for the FHLB refinance.

Stock Highlights of 2004

	High	Low
Stock Trading Range:	$39.58	$29.27
Book Value per Share:		$11.54
(as of September 30, 2004)		
Total Shares Outstanding		74,067,526
(as of September 30, 2004)		
Public Shares Outstanding:		19,983,238
(as of September 30, 2004)		

Shareholder Value

- In November 2003, the Board modified its dividend policy with the intent to pay a calendar year dividend in four equal quarterly installments,
- This was done in calendar year 2004 with the payment of a $0.50 per share dividend each quarter,
- Today the Board declared a $0.50 per share dividend, payable February 18, 2005 to holders of record on February 4, 2005.

Calendar Year Dividend History



Enhanced Dividend Policy

- CFFN will pay a special dividend in December of each year equal to 25% of reported net income in excess of the amount required to meet its current dividend policy,

- If the reported net income does not exceed the amount required to meet its current dividend policy, it is our intent to continue to pay dividends at our current level.



CAPITOL FEDERAL FINANCIAL 2004 ANNUAL MEETING

QUESTIONS & ANSWERS

Jeffrey M. Johnson
Wichita, Kansas



Michael T. McCoy, M.D.
Topeka, Kansas





THANK YOU FOR ATTENDING the 2004 ANNUAL MEETING of CAPITOL FEDERAL FINANCIAL

January 25, 2005
Topeka, KS